KILEY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer that began business in 1994.   The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution.   Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost.   Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.   Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.   When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.   A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.   The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.   Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $897,369 which was $797,369 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was .18 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company and a related party occasionally pay expenses on behalf of each other. The due to related party at December 31, 2015 arose from these transactions.

NOTE D — LEASES

The Company has an operating lease related to an office space it no longer occupies. The lease expires on April 30 2017. Office rent expense for 2015 was $33,756 and is included in occupancy and equipment in the statement of income. The following is a schedule by years of future minimum lease payments required by the lease:

Year	Required Minimum Lease Payments
2016	21,000
2017	7,000
	$ 28,000

The Company began subleasing the office space in February 2016. The sublease expires on April 30, 2017. At December 31, 2015 the future minimum sublease payments to be received are approximately as follows:

Year	Required Minimum Sublease Payments
2016	22,000
2017	8,000
	$ 30,000

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.   The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK-Continued

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2015.

Assets	Fair Value Measurements 12/31/2015	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal bonds	$ 33,349	$ 33,349		
Corporate bonds	99,375	99,375		
Equities	289,876	289,876		
	$ 422,600	$ 422,600	$ -	$ -

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE G – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2015 consist of the following:

Assets	Cost		Gross Unrealized Gains (Losses)		Estimated Fair Value
Municipal bonds	$	32,183	$	1,166	$	33,349
Corporate bonds		101,199		(1,824)		99,375
Equities		309,134		(19,258)		289,876
	$	442,516	$	(19,916)	$	422,600

The municipal bond maturities range from 10 to 25 years.

There were no securities impaired at December 31, 2015.

NOTE H – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis.

The receivable from the clearing broker arises from the clearing arrangement. The payable to the clearing broker is margin debt related to securities held at December 31, 2015. The margin debt is financed at the interest rate of Fed Funds plus 2.50%.

The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

NOTE I – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.